Exhibit 21.1

SUBSIDIARIES OF A10 NETWORKS, INC.

Name	Jurisdiction of Incorporation

A10 Networks, Anguilla, Ltd.	Anguilla
A10 Networks (Australia) Pty Ltd.	Australia
A10 Networks Government, Inc.	Delaware
A10 Networks Inc. (Beijing)	China
A10 Netwoks, Inc. - Taiwan	Taiwan, Republic of China
A10 Networks Israel Ltd.	Israel
A10 Networks, KK	Japan
A10 Networks Limited	United Kingdom
A10 Networks Singapore Pte. Ltd.	Singapore
Shanghai A10 Networks Technology Co., Ltd.	China